UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission file number: 0-19848

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fossil, Inc. Savings and Retirement Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fossil, Inc.

2280 N. Greenville Avenue

Richardson, Texas 75082

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

Financial Statements as of and for the Years Ended

December 31, 2004 and 2003, Supplemental Schedule as of

December 31, 2004, and

Report of Independent Registered Public Accounting

Firm

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Committee

Fossil, Inc. Savings and Retirement Plan

Richardson, Texas

We have audited the accompanying statements of net assets available for benefits of Fossil, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 27, 2005

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2004	2003
ASSETS

Investments, at Fair Value:
Mutual Funds	$10,469,789	$7,611,353
Fossil, Inc. Common Stock	2,728,378	2.110,988
Common Collective Trusts	3,937,134	3,326,653
Participant Loans	358,375	311,189
Total Investments	17,493,676	13,360,183

Cash	266	1,655
Contributions Receivable:
Employer	4,049	23,914
Employee	22,535	84,290

TOTAL ASSETS	$17,520,526	$13,470,042

LIABILITIES

Payable Due to Fossil Partners, L.P.	$942	$95,075
Payable Due to Brokers	258	1,655

TOTAL LIABILITIES	1,200	96,730

NET ASSETS AVAILABLE FOR BENEFITS	$17,519,326	$13,373,312

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

Net Assets Available for Benefits,
Beginning of Year	$13,373,312	$9,039,943

Investment Income:
Net Appreciation in Fair Value of Investments	1,764,695	2,036,512
Interest and Dividends	176,439	121,579
Total Investment Income	1,941,134	2,158,091

Contributions:
Employer	643,842	596,377
Employee	2,512,020	2,188,203
Rollovers	271,938	236,688
Total Contributions	3,427,800	3,021,268

Total Additions	5,368,934	5,179,359

Deductions:
Benefits Paid	1,219,623	813,272
Corrective Distributions	3,297	32,718
Total Deductions	1,222,920	845,990

Net Increase in Net Assets Available for Benefits	4,146,014	4,333,369

Net Assets Available for Benefits,
End of Year	$17,519,326	$13,373,312

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

NOTE 1 – DESCRIPTION OF PLAN

The following brief description of the Fossil, Inc. Savings and Retirement  Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Organization, Amendments, and General Provisions:  The Plan is a defined contribution plan covering eligible employees of eligible United States subsidiaries of Fossil, Inc. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is administered by Fossil, Inc. (the “Employer” or “Fossil”). The Plan’s investments were held by Merrill Lynch Trust Company (“Merrill Lynch”) until April 15, 2003, when trustee and custodian responsibilities were transferred to Wachovia Bank, N.A. (the “Custodian”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility, Contributions and Vesting:   The Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and permits elective contributions in accordance with Section 401(k) of the Code.  Prior to May 1, 2003, employees were eligible to make salary deferral contributions after completing a year of eligibility service (i.e. completing 1,000 hours of service in a 12 month period beginning on date of hire and anniversaries thereof). Effective on May 1, 2003, employees became eligible to make salary deferrals as of their date of employment. The maximum salary deferral contribution per year is the lesser of 15% of gross pay for the year, or, according to the Code, $13,000 for 2004 and  $12,000 for 2003. Individuals who reach the age of 50 by the end of the Plan year are eligible to contribute another $3,000 for 2004 and $2,000 for 2003. Effective July 1, 2004, non-highly compensated employees are able to defer up to 100% of gross pay (less applicable taxes), into the Plan, subject to Code limitations.  The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal that is, in whole or in part, from the participant’s salary deferral account. Fossil makes a discretionary matching contribution.  Participants are eligible to receive matching contributions after completing a year of eligibility service (i.e. after completing 1,000 hours of service during a 12 month measuring period).  For 2004 and 2003, this matching contribution was in the amount of 50% of the first 3% of the participant’s salary that was deferred, and at the rate of 25% of the next 3% thereof.  Fossil may also make additional profit sharing contributions at the discretion of the Employer.  No such additional discretionary contributions were made for 2004 or 2003. Vesting in salary deferral and rollover contributions is 100%. Vesting in matching contributions is 20% per year of vesting service. An employee is credited with a year of vesting service for each calendar year in which the participant completes at least 1,000 hours of service.  Participants are fully vested after five years of service.  Forfeitures of non-vested employer matching contributions were used to pay Plan expenses of $10,117 and $0 for 2004 and 2003, respectively, and to fund $59,303 and $23,558 of employer matching contributions in 2004 and 2003, respectively.

Participants can elect to have their contributions invested in any of several investment options (see Note 3). The participants can change elections and can also reallocate those funds already invested between available investment options on a daily basis.

Participant Loans:   Loans are available to all participants at a reasonable interest rate, with required repayments through deductions every biweekly payroll over no more than 5 years, unless used to acquire the participant’s principal residence.  However, a participant may fully pay his remaining loan balance at any time directly to the Custodian.  Loan issuances must be at least $1,000 and are limited to the lesser of $50,000 or 50% of the participant’s vested account balance.  Fossil exercises sole discretion over making loans to participants.  Loan balances for active participants that have not had payments credited within 90 days are considered defaulted loans and are recorded as deemed distributions to the participant.

Distribution of Benefits:   Distributions of vested benefits may be made to a participant upon retirement, disability, death, or termination of employment.  Prior to the age of 59½, a participant, while still employed, may make a hardship withdrawal from any of his rollover accounts from a prior plan, if any, or any of his other vested accounts to the extent necessary to satisfy an immediate and substantial financial need, as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document.  Subsequent to age 59½, the participant may withdraw all or any portion of his vested accounts at any time.  Distributions of vested benefits under the Plan are paid to the participant in the form of a lump sum payment.  Unless a distribution takes the form of a direct rollover into an to an individual retirement account, to an annuity described in Section 403(b) of the Code, to a plan described in Section 457(b) of the Code maintained by certain governmental entities, or to another qualified plan (“eligible rollover plan(s)”), the distribution will be subject to withholding at a 20% rate.  If the distribution does not take the form of a direct rollover, or is not rolled over to one or more of the eligible rollover plans within 60 days of the distribution, or if it is a hardship withdrawal (since it cannot be rolled over), the distribution (or withdrawal) will be subject to federal income tax as ordinary income, and, if the distribution (or withdrawal) is not made either after age 59 1/2, or by reason of death, or disability, or termination of employment after age 55, or as a result of a qualified domestic order, then the distribution (or withdrawal) will be subject to an additional 10% federal tax.

Amendment or Termination:   Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan, and Fossil is not aware of any occurrences that could reasonably result in the termination of the Plan. In the event of plan termination, participants will become 100% vested in their entire account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:   The accounting records of the Plan, sponsored by Fossil, are maintained on the accrual basis of accounting.

Use of Estimates:   The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Investments:   Investments are presented in the financial statements at fair value determined by quoted market prices at the close of business on December 31.  Until April 15, 2003, the Plan participated in an investment contract that was valued at contract value, which approximated fair value (Note 3).  Beginning April 15, 2003, the Plan invests in units of two common collective trusts sponsored by the Custodian.  The common collective trusts are valued in units, whose price is periodically determined by the Custodian, based on the current market values of the underlying assets of the fund.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments during the year.  Interest and dividend income are recorded on an accrual basis.

Expenses:   Expenses incurred by the Plan are paid either by forfeitures or by Fossil.

Payment of Benefits:   Benefits are recorded when paid. There were amounts of $879 and $45,874 allocated to withdrawing participants included within plan assets as of December 31, 2004 and 2003, respectively.

NOTE 3 – PLAN INVESTMENTS

Through April 15, 2003, the Plan invested in the Merrill Lynch Retirement Preservation Trust.  Contributions were maintained in a pooled account.  The account was credited with contributions and earnings on the underlying investments (principally investment grade fixed income securities) and charged for participant withdrawals and administrative expenses by Merrill Lynch.  The investment was included in the financial statements at contract value, which approximated fair value.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield on the investment was 4.72% for the year ended December 31, 2003.

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,	December 31,
	2004	2003

Growth Fund of America Class R-3	$3,023,730	$2,591,103
Van Kampen Equity and Income Class A	2,749,725	2,595,245
Fossil, Inc. Common Stock	2,728,378	2,110,988
Wachovia Stable Portfolio Group Trust	3,565,304	3,068,761

The following table details the net appreciation in fair value by type of investment (including investments bought, sold, and held during the year):

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003

Mutual Funds	$913,382	$1,341,410
Common Collective Trusts	98,079	111,503
Fossil, Inc. Common Stock	753,234	583,599
Net Appreciation in Fair Value of Investments	$1,764,695	$2,036,512

NOTE 4 – INCOME TAX STATUS

The Employer has adopted an amended and restated prototype plan document, on which the Internal Revenue Service issued a determination letter dated August 19, 2004, stating that the Plan qualifies under section 401(a) of the Internal Revenue Code of 1986, as amended, and is exempt from federal income tax under section 501(a).  Management believes that the Plan has been operated in a manner that did not jeopardize this tax status.

Salary deferral and catch-up contributions made by participants, matching employer contributions, profit sharing employer contributions, interest, dividends, and earnings need not be reported by participants for federal income tax purposes until their account is wholly or partially withdrawn or distributed.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value

	Mutual Funds:
	American Century Allocation – Conservative	Mutual Fund	$136,668
	American Century Allocation – Moderate	Mutual Fund	141,134
	American Century Allocation – Aggressive	Mutual Fund	170,116
	Davis N. Y. Venture	Mutual Fund	242,293
	Evergreen Core Bond CCA	Mutual Fund	644,496
	Evergreen Technology Fund Class I #159	Mutual Fund	132,527
	Evergreen High Yield Bond Class I	Mutual Fund	219,042
	Evergreen Special Values Class A	Mutual Fund	260,903
	Fidelity Advisor Series I Mid Cap A	Mutual Fund	370,050
	Growth Fund of America Class R-3	Mutual Fund	3,023,730
	Lord Abbett Mid Cap Value P	Mutual Fund	229,465
	Neuberger & Berman Fasciano	Mutual Fund	550,041
	Templeton Growth Class A	Mutual Fund	309,391
	Templeton Foreign Class A	Mutual Fund	512,835
	Van Kampen American Comstock Class A	Mutual Fund	777,373
	Van Kampen Equity and Income Class A	Mutual Fund	2,749,725

	Common Stock:
*	Fossil, Inc.	Common Stock	2,728,378

	Common Collective Trusts:
*	Wachovia Stable Portfolio Group Trust	Common Collective Trust Fund	3,565,304
*	Wachovia Enhanced Stock Market Fund	Common Collective Trust Fund	371,830

		Loans to participants with interest rates ranging from 4.25% to 9.5%, and maturities from January 2005 through December 2009	358,375
	Total Investments		$17,493,676

*  Party in-interest.

See report of independent registered public accounting firm.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70477 on Form S-8 of our report dated June 27, 2005, included in this Annual Report on Form 11-K of the Fossil, Inc. Savings and Retirement Plan for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Dallas, Texas
June 27, 2005

SIGNATURES

The Plan.  Pursuant to the requirements of Securities Exchange Act of 1934, Fossil (which administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOSSIL, INC. SAVINGS AND RETIREMENT
PLAN

/s/ Mike L. Kovar
Mike L. Kovar, Member of the Plan Committee

Date:	June 29, 2005

Exhibit Index

Exhibit
Number	Document Description

23	Consent of Deloitte & Touche LLP (as contained on page 9)